                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                           Commission file no. 0-22861


                        FIRST INTERNATIONAL BANCORP, INC.
                                  40l (k) PLAN

         Delaware                                               06-1151731
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)




                        FIRST INTERNATIONAL BANCORP, INC.
                               280 Trumbull Street
                               Hartford, CT 06103
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (860) 727-0700

                                TABLE OF CONTENTS

                                                                            Page

Report of Independent Accountants                                           3

Financial Statements

      Statements of Net Assets Available for Benefits as of the Plan
      Years Ended December 31, 2000 and 1999                                4

      Statements of Changes in Net Assets Available for Benefits for
      the Year Ended December 31, 2000                                      5

      Notes to Financial Statements                                       6 - 11

Supplemental Schedule

      Schedule of Assets Held for Investment Purposes                      12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of First International Bancorp, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the First International Bancorp, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Connecticut General Life Insurance Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note I, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the First International Bancorp, Inc. 401(k) Plan as of December 31, 2000, and for the year then ended present fairly, in all material respects, the financial status of the First International Bancorp, Inc. 401(k) Plan as of December 31, 2000, and changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 18, 2001

                 FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

             Statements of Net Assets Available for Benefits as of
                the Plan Years Ended December 31, 2000 and 1999






                                        2000              1999
                                     ----------        ----------
Assets:
Investments (see Note C)             $5,506,456        $4,883,979

Receivables:
   Employer contribution                     --            37,069
   Participant contributions                 --            48,475
                                     ----------        ----------
         Total receivables                   --            85,544
                                     ----------        ----------
Net assets available for benefits    $5,506,456        $4,969,523
                                     ==========        ==========




               See accompanying notes to the financial statements

                 FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

           Statement of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 2000



                                                                    2000
                                                                -----------
Additions:
   Additions to (deductions from) net assets attributed to:
      Investment income:
         Net (depreciation) in fair value
         of investments (see Note C)                            $  (536,477)
      Interest                                                       34,634
      Dividends                                                       2,626
                                                                -----------
                                                                   (499,217)
                                                                -----------

    Contributions:
      Participant withholdings                                      879,475
      Participant rollovers                                         171,429
      Employer match                                                527,332
                                                                -----------
                                                                  1,578,236
                                                                -----------
         Total additions                                          1,079,019
                                                                -----------
Deductions:
   Deductions from net assets attributed to:
      Benefits paid to participants                                 528,308
      Administrative expenses                                        13,778
                                                                -----------
         Total deductions                                           542,086
                                                                -----------
         Net increase                                               536,933

Net assets available for benefits:
   Beginning of year                                              4,969,523
                                                                -----------
   End of year                                                  $ 5,506,456
                                                                ===========



               See accompanying notes to the financial statements

                  FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.    DESCRIPTION OF PLAN

      The following description of the First International Bancorp, Inc. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

      General. The Plan is a profit sharing and 401(k) plan designed as a defined contribution plan and covers all active full-time employees of the Company who have completed a minimum of one month of service. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

      Contributions. Each year, participants may contribute from 1% to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions directly from other qualified defined benefit accounts or through an individual retirement account (IRA). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds and an income fund as investment options for participants as well as the option to invest in First International Bancorp, Inc. Common Stock. The Company contributes a discretionary percent of the first 6 percent of base compensation that a participant contributes to the Plan. During the years ended December 31, 2000 and 1999, the Company's discretionary contribution was 100% up to a maximum of 6% of a participant's compensation. The matching Company contribution is invested in the same ratio as the employee's contribution. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations. There were no additional amounts contributed for the years ended December 31, 2000 and 1999.

      Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting. Participants' are vested immediately in their contributions plus actual earnings thereon. Participants' elective contributions can begin after six months of employment with vesting in the Company's contribution portion of their accounts based on years of continuous service. Non-elective contributions and Company matching contributions start one year after employment. A participant is 100 percent vested in the Company's contribution after five years of credited service in accordance with the following vesting schedule:

                   YEARS OF SERVICE     VESTING PERCENTAGE

                  Less than 1                    0% vested
                  1 but less than 2             20% vested
                  2 but less than 3             40% vested
                  3 but less than 4             60% vested
                  4 but less than 5             80% vested
                  5 or more                    100% vested

      Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the aggregate of their account balances, whichever is less. Loans are collateralized by the balance in the participant's account and bear interest at rates that range from 6 percent to 10 percent, which were commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

      Forfeitures. Forfeitures of the non-vested employer contribution are taken immediately and are used as an employer credit against plan expenses. At December 31, 2000 forfeited non-vested amounts totaled $27,765.

      Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a ten-year period, or Company stock, to the extent the participant is invested therein. For termination of service for other reasons, a participant may receive the value of the vested interest in his of her account as a lump-sum distribution. Participants who terminate employment and whose account balances never exceeded $3,500 receive an immediate lump-sum cash distribution.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting. The accounts of the Plan are maintained by the Trustee on a cash basis during the year. The financial statements included herein have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition. The Plan's investments are stated at fair value except for its guaranteed income account, which is valued at cost (Note D). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

      Payment of Benefits. Benefits are recorded when paid.

C.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000:

                                                                       2000
                                                   SHARES             AMOUNT

      Chartered Guaranteed Income Fund               14,007      $   384,599
      CIGNA Lifetime 50                              32,663          404,994
      Chartered Large Company Stock Index - CIGNA    62,519          776,738
      Chartered Large Company Growth - Putnam        75,351          969,259
      Fidelity Advanced Growth Opportunities         12,622          796,788
      Chartered Small Company Stock Growth           31,427          535,120
      Chartered Foreign Stock II - Bank of
      Ireland                                        42,290          518,416

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $536,477 as follows:

Charter High Yield Bond - CIGNA                                 $   (11,147)
CIGNA Lifetime 50                                                        (5)
CIGNA Lifetime 40                                                    (3,273)
CIGNA Lifetime 30                                                    (1,257)
CIGNA Lifetime 20                                                    (1,428)
Charter Large Co. Stk Index - CIGNA                                 (81,974)
Charter Large Co. Stk Growth - Putnam                              (199,952)
Fidelty Adv Growth Opportunities                                   (174,710)
Charter Foreign Stk II - Bank Ireland                               (49,764)
First International Bancorp Common                                  (36,302)
CIGNA Lifetime 60                                                       216
INVESCO Equity Income Account                                         2,328
Charter Sm Co Stk Growth - Fiduciary                                 18,985
Lazard Sm Cap Portfolio                                               1,762
Templeton Foreign Account                                                44
                                                                ------------
                                                                $  (536,477)
                                                                ============



D.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      In July 1999, the Plan entered into a benefit-responsive investment contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at "contract value," which approximates market value, as reported to the Plan by CIGNA. "Contract value" represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at value.

E.    RELATED-PARTY TRANSACTIONS

      In addition to the investment described at Note D, certain Plan investments are shares of mutual funds managed by Connecticut General Life Insurance Company who is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services and the purchase of employer stock and fees deducted from the net earnings of the investments and paid to the third party financial advisor for the year ended December 31, 2000 approximate $75,000.

F.    PLAN TERMINATION

      The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

      On January 15, 2001, the Company entered into a definitive Agreement and Plan of Merger with United Parcel Service, Inc. ("UPS"), pursuant to which a wholly-owned subsidiary of UPS will be merged with and into the Company. The Merger is expected to close in July 2001 and the Plan would be terminated at or after such closing.

G.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

H.    ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENT

      In 1999, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates previous disclosure and reporting requirements regarding participant directed plan investments. SOP 99-3 did not have an effect on the results of operations of the Plan or on the value of the net assets of the Plan.

I.    INFORMATION CERTIFIED BY THE TRUSTEE

      The following is a summary of the information regarding the Plan, included in the Plan's financial statements as of December 31, 1999, that was prepared and certified as complete and accurate by the trustees of the Plan, and furnished to the plan administrator:


      -    Employer and Employee contributions receivable by the Plan;
      - Investments held by the Plan, by fund and in the aggregate, at cost and fair value; and
      -    Accrued interest and dividends.

J. RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                     2000
                                                                  -----------
            Net assets available for benefits, per the
              financial statements                                $5,506,456
            Benefits payable                                           3,376
            Net assets available for plan benefits, per           -----------
              the Form 5500                                       $5,503,080
                                                                  ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     2000
                                                                  -----------
      Benefits paid to participants per the financial
         statements                                               $   528,308
      Add: Benefits payable at December 31, 2000                        3,376
                                                                  -----------
      Benefits paid to participants per the Form 5500             $   531,684
                                                                  ===========

                                       11

                                        SUPPLEMENTAL SCHEDULE
                              SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                          DECEMBER 31, 2000




                                                    (c) Description of
          (b) Identity of                          Investment (including
         Issuer, Borrower,                        maturity date, rate of
        Lessor, or Similar                         interest, collateral,
(a)         Party                                  par, or maturity value)             (d) Cost           (e) Current Value


 *  Connecticut General Life Insurance Co.      Chtr Guaranteed Income Fund             $384,599                $384,599
 *  Connecticut General Life Insurance Co.      Chtr High Yield Bond - Cigna             $87,899                 $79,137
 *  Connecticut General Life Insurance Co.      Cigna Lifetime 60                         $8,427                  $8,722
 *  Connecticut General Life Insurance Co.      Cigna Lifetime 50                       $375,557                $404,994
 *  Connecticut General Life Insurance Co.      Cigna Lifetime 40                       $174,145                $173,433
 *  Connecticut General Life Insurance Co.      Cigna Lifetime 30                       $137,734                $139,574
 *  Connecticut General Life Insurance Co.      Cigna Lifetime 20                        $77,433                 $78,691
 *  Connecticut General Life Insurance Co.      INVESCO Equity Income Account            $81,701                 $87,356
 *  Connecticut General Life Insurance Co.      Chtr Large Co Stk Index - Cigna         $799,153                $776,738
 *  Connecticut General Life Insurance Co.      Chtr Large Co Stk Growth - Putnam     $1,041,373                $969,258
 *  Connecticut General Life Insurance Co.      Fid Adv Growth Opportunities            $959,541                $796,788
 *  Connecticut General Life Insurance Co.      Chtr Sm Co Stk Growth - Fiduciary       $469,402                $535,120
 *  Connecticut General Life Insurance Co.      Lazard Sm Cap Portfolio                  $14,544                 $15,953
 *  Connecticut General Life Insurance Co.      Chtr Forgn Stk II - Bank Ireland        $487,923                $518,416
 *  Connecticut General Life Insurance Co.      Templeton Foreign Account                $84,911                 $88,268
 *  First International Bancorp, Inc.           Common Stock                            $253,569                $187,669
 *  Connecticut General Life Insurance Co.      Cash Transaction Account (GST)            $3,172                  $3,172
              ---                               Participant Loans Outstanding           $258,568                $258,568
                                                                                      ----------              ----------
                                                                                      $5,699,651              $5,506,456
                                                                                      ==========              ==========

* Represents a party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2001                       FIRST INTERNATIONAL BANCORP, INC.
                                    40l(k) PLAN



                                    By:   /s/ Leslie A. Galbraith
                                          ------------------------------------
                                          Plan Administrator

INDEX TO EXHIBITS

Number      Description                               Method of Filing

23          Consent of Independent Accountants        Filed herewith